NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Alphabet Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, as Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Quote provided for Press Release

CONTACT:

Susana McDermott

Director of Communications

Interfaith Center on Corporate Responsibility

212-870-2938 smcdermott@iccr.org

FOR IMMEDIATE RELEASE

SHAREHOLDERS TO PRESENT SLATE OF PROPOSALS AT 6/19 ANNUAL MEETING OF ALPHABET (NASDAQ:GOOGL)

Oversight of risks related to human rights, election interference and cyber-surveillance among a long list of proposals highlighting widespread environmental, social and governance risks investors believe endanger shareholder value over the long term.

NEW YORK, NY, MONDAY, JUNE 17TH, 2019 – A number of institutional investors, including members of the Interfaith Center on Corporate Responsibility, are preparing to present a total of 11 shareholder proposals on the proxy ballot at Alphabet’s June 19 annual meeting in Sunnyvale, CA.

Individual shareholders filed an additional 2 proposals, not highlighted here, bringing the total number of shareholder-sponsored proposals to 13. The full list of shareholder proposals can be found on the company proxy.

The resolutions were filed independently and highlight a variety of environmental, social, and governance concerns the investors believe are critical to mitigating risks to shareholder value. While proponents did not coordinate the filings or their voting, they agree the volume and breadth of topics raised illustrates how the explosive growth of companies in the information and communications technology (ICT) sector and their growing global influence have made companies like Alphabet vulnerable to significant reputational, competitive, financial, and regulatory risks. Investors argue that without adequate risk management and governance mechanisms in place to proactively address these risks, Alphabet will forever be in a reactionary position when crises arise, which will negatively impact its business and, consequently, shareholder value over the long term.

There are several proposals that call out Alphabet’s human rights risks in relation to how its platforms may be used to spread misinformation and subvert elections, violate customer privacy, and be used by repressive governments to censor dissent through illegal cyber-surveillance. These resolutions call for strengthened policies and enhanced oversight structures to preempt misuse and mitigate these risks.

The New York State Common Retirement Fund has co-filed shareholder proposal #16 with Arjuna Capital asking Alphabet to explain how it has enforced its terms of service and addressed the use of its platforms for election interference, hate speech, and other content that violates its policies.

“Google’s platforms are regularly infiltrated by users flagrantly violating the company’s terms to spread hate speech, false conspiracy theories and other barred content,” said New York State Comptroller Thomas P. DiNapoli. “While the company has recently taken some welcome steps, it has yet to adequately enforce its own policies. Investors have a right to know what the company is doing to protect its users and its investors by enforcing its terms of service.”

Two resolutions highlight Alphabet’s potential to contribute to human rights abuses through a proposed Google product known as “Dragonfly”, which could be used to censor and surveil Google search users.

"We believe there are serious human rights implications inherent in a censored search product in China," said Joshua Brockwell, Investment Communications Director at Azzad Asset Management, which filed Proposal Number 14 seeking a human rights impact assessment of the potential Google product known as Dragonfly. "The Chinese government already employs invasive, data-driven surveillance to track its citizens. The potential for it to weaponize data from Google searches could allow the government to expand its human rights abuses, including mass detentions of the Uighur minority. We have grave concerns about Alphabet possibly re-entering the Chinese market."

“Alphabet and its subsidiaries stand accused of human rights violations, anticompetitive practices, privacy violations, data leaks, and illegal location tracking,” said Lisa Lindsley, Capital Markets Advisor for SumOfUs which filed proposal #10 requesting the company explore strategic alternatives to its current structure. “We believe that Alphabet’s subsidiary Google continues to work on developing a search engine that censors blacklisted words and assists in the cyber-surveillance of citizens in collaboration with the government of China, codenamed ‘Project Dragonfly’. It is time for the board of directors to look at strategic alternatives to the company’s current structure.”

And, as a result of increased scrutiny of sexual harassment and gender pay inequity claims against the ICT sector, and Alphabet in particular, proposal #7 on the proxy requests a clawback policy due to sexual misconduct, and proposal #9 requests disclosure of median gender and racial pay gaps.

"Sexual harassment is a major problem in workplaces across the country, and the #MeToo movement has shone a light on the impact it has on working women every day. But it also poses a significant risk for investors, which is why Alphabet should adopt an executive compensation clawback policy in the wake of the financial and reputational damages the company suffered last year due to its handling of sexual misconduct allegations," said Gerry Hudson, Trustee, SEIU Master Trust.

“There is a business imperative for tech giants to recruit and retain women, and they can’t do that with lip service,” said Natasha Lamb, Managing Partner, Arjuna Capital. “Google should take a proactive approach to address the full extent of gender and racial pay inequity across the company and hiring problems at the very top. Obfuscating that men make less than women is disturbing to smart investors, and that’s why we’re back at the annual meeting for the 4th year in a row asking for more.”

Another group of proposals requests governance changes that will increase shareholders’, including Alphabet employees’, ability to inform corporate governance and decision-making.

“Research shows that multi-class share structures create poor corporate oversight and governance,” stated Mari Schwartzer, the Director of Shareholder Activism and Engagement at NorthStar Asset Management, Inc., filer of proposal #4 – Give Each Share an Equal Vote. “The large volume of shareholder proposals this year, coupled with repeated high levels of support on our proposal from class A outsider shareholders, illustrates significant shareholder frustration. When shareholder votes are continuously skewed by insiders with 10 times the voting power, dissatisfaction becomes the norm and shareholders must rely on the proxy process to express widely held discontent.”

The CtW Investment Group will present proposal #11 requesting a non-executive employee representative be added to the Board’s slate of director candidates next year. “We are troubled by the substantial deterioration of Alphabet’s workplace brand over the last year, especially considering the company’s heavy reliance on intellectual capital and the fierce competition in the tech industry for top talent. Adding a non-executive employee representative to the Board will help restore employee confidence in senior leadership and help resolve the cultural crisis by adding much needed depth to the Board’s perspective,” said Executive Director Dieter Waizenegger.

A repeat proposal that saw over 25% support at last year’s meeting calls for sustainability metrics to be integrated into executive incentive packages. Alphabet workers joined Zevin Asset Management in this year’s filing, which appears as item #13 on the proxy.

“Our proposal is a straightforward call to action,” said Pat Miguel Tomaino, of Zevin. “Alphabet should put its money where its mouth is and tie a portion of senior executive pay to critical social and environmental metrics. Last fall, 20,000 Alphabet employees walked out to protest the company’s mishandling of sexual abuse in the workplace and we are concerned about growing protests in places like San Jose, California, related to Google’s impact on neighboring communities of color.”

The proponents seek investor support for their proposals at Wednesday’s annual meeting. If there are further questions, please contact Susana McDermott to be connected to resolution proponents.

About the Interfaith Center on Corporate Responsibility (ICCR)

Celebrating its 49th year, ICCR is the pioneer coalition of shareholder advocates who view the management of their investments as a catalyst for social change. Its 300 member organizations comprise faith communities, socially responsible asset managers, unions, pensions, NGOs and other socially responsible investors with combined assets of over $400 billion. ICCR members engage hundreds of corporations annually in an effort to foster greater corporate accountability. www.iccr.org ###